FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2014 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

    On June 25, 2014, the registrant, Announces its 2014 Global Symposium (TGS) Roadmap focused on Expanded Technology Offerings and Increased Manufacturing Capacity

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 25, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT

TowerJazz Announces its 2014 Global Symposium (TGS) Roadmap focused on Expanded Technology Offerings and
Increased Manufacturing Capacity

Symposiums to take place in China, Europe, the USA and Japan, emphasizing additional opportunities through TowerJazz Panasonic
Semiconductor Company (TPSCo)

MIGDAL HAEMEK, Israel, June 25, 2014 – TowerJazz, the global specialty foundry leader, today announced the roadmap for its Global Symposiums (TGS) 2014 which will see participation from its customers, partners and suppliers at strategic international venues including China (July 24), Europe (September 18), the USA (November 19), and Japan (December 10). These events will include a keynote from TowerJazz CEO, Mr. Russell Ellwanger, presentations from company executives, and at select venues, talks from other semiconductor industry leaders.

At TGS 2014, TowerJazz will communicate its plans for strategic growth, technology leadership and capacity expansion as well as additional opportunities provided to customers through its new enterprise, TowerJazz Panasonic Semiconductor Company (TPSCo).  TGS sessions will focus on how TowerJazz’s broad specialty and advanced process offerings innovate and accelerate manufacturing for its customers’ next-generation ICs. Through collaboration with its customers, TowerJazz manufactures components to power, connect, and enable smart solutions for networking, industrial automation, smart energy, healthcare, automotive and consumer markets, among others.

TowerJazz offers advanced specialty technologies such as: RF, high performance analog, integrated power management, CMOS image sensors (CIS), and mixed-signal/CMOS as well as MEMS manufacturing capabilities. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to provide customer protected foundry capacity and next-generation co-developments.  In addition to its 150mm and 200mm fabs in Israel and its 200mm fab in Newport Beach, CA, TowerJazz has majority ownership in TPSCo which operates two additional 200mm facilities as well as a 300mm fab in Japan providing leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.

“We constantly strive to meet our customers’ ever growing needs by enhancing our broad technology offerings and improving our global operations, changing the foundry landscape by creating a company that will serve and grow the analog foundry space as no other single foundry can. Our specialty technology expertise is well-aligned with current trends which assists our customers in manufacturing innovative products. It is most motivational to see developments which began as small and unique industrial or commercial applications move into the mainstream market. It is exciting to be at the forefront of many of the market trends, and we look forward to sharing our enthusiasm for our technology solutions with our customers and partners throughout the industry and around the globe,” said Russell Ellwanger, TowerJazz Chief Executive Officer.

At TGS, TowerJazz will present updates on its industry leading technology as well as its set of sophisticated design kits and models, and its comprehensive analog IP portfolio. TGS also provides a forum for TowerJazz to showcase its partners – the leading EDA vendors and tool providers – who will exhibit and demo their solutions to address the design needs of mutual customers. Sponsors at TGS events include: Agilent Technologies, Cadence Design Systems, ETesiAN Semiconductor, FlipChip International, Mentor Graphics, Photronics, Silvaco, SST-Novocell, Synopsys, Tanner EDA, and Toppan Photomasks, among others.

More details on TGS 2014 will be announced soon. Please visit the company website for regular updates on agendas, speakers, and sponsors. For more information and registration for any of the worldwide events, please visit: http://towerjazz.com/events.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Asia Company/Media Contact: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Europe Company/Media Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
US Company/Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com